(Letterhead of Redwood Mortgage)



November 2, 2005


By Edgar and Mail

Rebekah Moore
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Redwood Mortgage Investors VIII
       Form 10-K for the Fiscal Year Ended December 31, 2004
       Form 10-Q for the Fiscal Quarter ended June 30, 2005 File No. 000-27816

Dear Ms. Moore:

     On behalf of Redwood Mortgage Investors VIII (the "Company") and in connection to the Company's response to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter of September 29, 2005, which response was filed with the Commission on November 2, 2005, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at the number above if you have any questions.

Very truly yours,



/s/ Michael R. Burwell
------------------------
Michael R. Burwell

cc:    Justin L. Bastian, Morrison & Foerster LLP